UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LEVI STRAUSS & CO.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

Page 1 of 9 pages

Page 2 of 9 pages

CUSIP No. 34407D109

1	NAMES OF REPORTING PERSONS Haas, Miriam L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 54,163,294 (See Item 4(b) below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 54,163,294 (See Item 4(b) below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,163,294 (See Item 4(b) below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.2% (See Item 4(b) below)
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 3 of 9 pages

Item 1(a).	Name of Issuer:

Levi Strauss & Co. (the “Issuer”)

Item 1(b).	Address of Issuer’s principal executive offices:

1155 Battery Street

San Francisco, CA 94111

USA

Item 2(a).	Name of Person Filing:

Miriam L. Haas (the “Reporting Person”):

Item 2(b).	Address of the principal business office of the Reporting Person is:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, CA 94111

USA

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

52736R102

Page 4 of 9 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Reporting Person may be deemed the beneficial owner of 54,163,294 Shares.

(b)	Percent of Class:

49.2%

The 54,163,294 shares of Class A Common Stock of the Issuer reported as being beneficially owned by the Reporting Person represents shares of the Issuer’s Class B Common Stock held by the Reporting Person, each share of which is convertible into a share of Class A Common Stock at the election of the holder at an exchange rate of 1:1. This amount also includes shares that the Reporting Person beneficially owns directly and shares that the Reporting Person may be deemed to beneficially own indirectly through trusts of which she is trustee. The percentage of class is calculated based on the amount of 55,957,950 shares outstanding of the Issuer’s Class A Common Stock, as reported by the Issuer’s transfer agent as of the close of business on December 31, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

54,163,294

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

54,163,294

(iv)	Shared power to dispose or to direct the disposition of:

0

Page 5 of 9 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

MIRIAM L. HAAS

By:	/s/ Parker Phillips
	Name:	Parker Phillips
	Title:	Attorney-in-Fact**

**

Parker Phillips is signing on behalf of Miriam L. Haas as attorney-in-fact, pursuant to that certain Power of Attorney, dated as of August 28, 2019, attached hereto and filed as Exhibit A to this statement and incorporated herein by reference.

EXHIBIT A

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints each of Parker B. Phillips, Minna B. Baughman, signing individually, the undersigned’s true and lawful attorney-in-fact and agent to:

1.

prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) amendments to a Form ID and any other documents necessary or appropriate to maintain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

2.

execute for and on behalf of the undersigned, in the undersigned’s capacity as a more than 10% stockholder of Levi Strauss & Co. (the “Company”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned’s ownership, acquisition, or disposition of securities of the Company;

3.

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or other form or report, and timely file such form with the SEC and any stock exchange or similar authority; and

4.

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (c) as to any attorney-in-fact individually, until such attorney-in-fact is no longer employed by Argonaut Securities Company.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of August, 2019.

By:	/s/ Miriam L. Haas
	Name:	Miriam L. Haas

[Signature Page to Power of Attorney]